EMPLOYMENT AGREEMENT

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THIS EMPLOYMENT AGREEMENT ("Agreement") made the 17 day of OCTOBER, 2006

BETWEEN:

HANS BOGE, P.ENG.
(hereinafter referred to as the "Employee")

AND

KLONDIKE STAR MINERAL CORPORATION
(hereinafter referred to as "Klondike Star")

WHEREAS Klondike Star is desirous of employing Hans Boge, P.Eng. to provide services as a corporate executive in connection with the business carried on by Klondike Star, consisting principally of exploration and mining of precious minerals and metals and including certain other activities relating to its business.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements of the parties contained herein, it is agreed as follows:

1. **Employment.** Subject to the terms and conditions contained herein, Klondike Star agrees to employ the Employee and the Employee agrees to be employed by Klondike Star as President reporting to the Board of Directors.

2. **Termination of Prior Agreements.** This Agreement, from and after the date hereof, supersedes and takes the place of any other contracts of the same nature heretofore existing between the parties hereto.

3. **Conform with Directions and Policies.** During his employment with Klondike Star, the Employee shall in all respects conform to and comply with the directions and policies of Klondike Star, perform each of the duties assigned from time to time by Klondike Star to the best of his skill and ability, faithfully and diligently serve Klondike Star, use his best efforts to promote the interests and reputation of Klondike Star and devote his working time, attention and energies to the business of Klondike Star.

4. **Hours of Work.** As a senior executive, the Employee is expected to work the hours necessary to perform his duties effectively, efficiently and safely; and, to address the objectives and priorities established by the Board of Directors respecting implementation of the corporate strategic and annual business plan. The Remuneration set out in Section 5 is based on 25 per cent of a full-time position.

5. **Remuneration.** While employed with Klondike Star and commencing October 30, 2006, the Employee shall be entitled to the following remuneration:

(a) an annual salary of sixty-five thousand dollars (CDN);

(b) the right or option to purchase stock or shares in the Employer, which right or option shall be negotiated and specified on an annual basis, and subject to Klondike Star's option plans;

(c) such other, addition or substitute remuneration as the Employee and Klondike Star may agree to in writing from time to time.

Klondike Star and the Employee may from time to time, by mutual written agreement, adjust the amount of salary referred to in Section 5 hereof without changing the interpretation of any of the other provisions of this Agreement.

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6. **Benefits.** At the Employee's election, Klondike Star will make available to the Employee a comprehensive group health, dental and insurance plan and pay 100% of the costs of the monthly premiums. In accordance with Klondike Star's human resource management policies and programs established in its sole discretion, these plans are available: Basic Life Insurance, Basic Accidental Death & Dismemberment, Dependent Life, Long Term Disability, Extended Health Care and Dental Care. In addition, the Employee may participant at his own cost in Klondike Star's Group Registered Retirement Savings Plan. Klondike Star may make available to the Employee other benefits, in its sole discretion, it makes available to other Executive Employees or company Employees from time to time.

7. **Vacation Entitlement.** The Employee shall be entitled to one week of vacation with pay for each twelve-month period of employment to be taken as per company policy.

8. **Code of Business Conduct and Ethics.** The Employee shall abide by Klondike Star's Code of Business Conduct and Ethics. In addition, the Employee shall not deal on behalf of Klondike Star with any company in which he or his immediate family has an undisclosed financial interest.

9. **Other Terms and Conditions of Employment.** Subject to mutual agreement, Klondike Star may from time to time redefine the job title, description, place of employment, functions and/or responsibilities of the Employee without changing any of the rights or obligations of the parties hereto.

This Agreement is subject to, and Klondike Star and the Employee agrees to comply with, the terms and conditions outlined in the Executive Compensation Plan, the Employee Handbook, and company policies and guidelines enacted by Klondike Star and as amended from time to time. These include, but are not limited to, the Authorization Policy, the Health and Safety Policy, the Environment and Sustainable Development Policy, and the Disclosure Policy.

10. **Reimbursement of Expenses.** The Employee shall be reimbursed by Klondike Star for all business expenses actually and properly incurred by the Employee in connection with his duties under this Agreement in accordance with the normal policy of Klondike Star. The reimbursement of expenses shall be subject to the provision by the Employee of receipts, statements and vouchers to the satisfaction of Klondike Star.

11. Bonus. In addition to the salary described in Section 5(a) above, the Employee shall be entitled to consideration for bonuses from time to time based on exceptional performance on behalf of Klondike Star. The Employee understands and agrees that the amount of such bonus, entitlement to and payment of any bonuses is entirely within the sole and arbitrary discretion of Klondike Star. In the event this Agreement and the Employee's employment hereunder is terminated by either party for any reason whatsoever, no bonus shall be payable to the Employee.

12. **Vehicle Allowance.** At the Employee's election, the Employer shall provide the Employee with an appropriate vehicle given the nature of his job duties.

13. **Cellular phone.** At the Employee's election, the Employer will provide the Employee with a recent model cellular phone and will pay all business related costs and charges incurred by the Employee as a result of the use of the cellular telephone.

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Employment Contract – Hans Boge, P.Eng. 2

14. **Dispute Resolution.** The parties shall make all reasonable efforts to resolve all disputes concerning the interpretation, application or enforcement of any term of this Agreement by amicable negotiations between the senior representatives of each party and agree to provide, without prejudice, frank, candid, and timely disclosure of relevant facts, information and documents to facilitate these negotiations.

If negotiations fail at any time, either party may request that a mediator be appointed to assist the parties to reach agreement on any unresolved dispute. In that event the parties agree to resolve all disputes concerning the interpretation, application or enforcement of any term of this Agreement by mediated negotiation, and will their best efforts to agree on the choice of a mediator.

If a dispute arises concerning the interpretation, application or enforcement of any term of this Agreement which cannot be resolved by mediation within 90 days after one of the parties notifies the other in writing of an intention to mediate a dispute, the parties will submit the matter to binding arbitration, pursuant to the provisions of the Arbitration Act (Yukon).

15. **Termination of Employment.** The Employee's employment may be terminated:
(a)   by Klondike Star,
     (i)   for just cause at any time without notice and without any payment in lieu of notice. The effective date of termination may be the date that such cause occurred. "Just Cause" includes, without limitation, any misconduct by the Employee, any wilful breach or non-observance by him of any of the conditions or obligations of this agreement or Klondike Star policies, any neglect or refusal by him to carry out any of his duties hereunder, any negligent in the performance of such duties, any insubordinate or insulting behaviour towards Klondike Star, its officers and clients; or
     (ii)   without cause upon giving the notice in writing of at least a twelve month duration; and, the Employee hereby waives any claim to further notice or compensation; and,
     (ii)   the Employee agrees that the foregoing notice period(s) are deemed conclusively to be reasonable notice of termination.
(b)   by the Employee, upon the Employee giving the Employer ninety (90) days' written notice.

16. **Employee Engaging in Other Employment.** Provided the Employee has obtained the specific written permission of the Board of Directors, the Employee may engage or be interested, directly or indirectly, in other businesses or employment during the term of this employment. Klondike Star's approval would be subject to consideration of, but not limited to, conflict of interest, confidentiality and competition issues.

17. **Governing Law.** The terms of this Agreement are governed under the laws of the Yukon Territory and as such it is considered a contract of employment.

18. **Notice.** Any notice to be given by either party hereunder may be validly given if sent by registered mail, postage prepaid, addressed to the other. Notices to Klondike Star are sent to the Assistant Corporate Secretary, Klondike Star Mineral Corporation, Box 20116, Whitehorse, Yukon Y1A 7A2. Notices to the Employee are sent to the 268 Ellen Street, Winnipeg, Manitoba R3A 1A7.

19. **Survival.** The representations, warranties and covenants of the Employee contained in this Agreement shall survive any termination of the Employee's employment with Klondike Star.

20. **Severability.** If any covenant or provision contained herein is determined to be void, invalid or unenforceable in whole or in part for any reason whatsoever, it shall not be deemed to affect or impair the validity or enforceability of any other covenant or provisions hereof, and such unenforceable covenant or provisions or part thereof shall be treated as severable from the remainder of this Agreement.

Employment Contract – Hans Boge, P.Eng.   3

21.   **Entire Agreement and Amendments.** This Agreement and its Schedules contain the entire agreement between the parties with respect to the Employee's employment, and they collectively cancel and supersede all prior discussions between them, and no amendment or variation of the terms of this Agreement will be effective or binding unless made in writing and signed by both of them.

22.   **Enurement.** This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective legal personal representatives, heirs, executor's administrators or successors.

23.   **Assignment.** This Agreement is personal to the Employee and may not be assigned by the Employee.

24.   **Waiver.** No waiver by the parties hereto of any breach of any condition, covenant or agreement hereof shall constitute a waiver of such condition, covenant or agreement except in respect of the particular breach giving rise to such waiver.

25.   **No Untruths.** The Employee represents and warrants that all information provided to Klondike Star in any application form or during any interview for employment was accurate and contained no untruths or misrepresentations. The Employee agrees that the provision of any false or misleading information on an application form or during any employment interview are grounds for immediate dismissal of the Employee by Klondike Star without any further compensation payable to the Employee.

26.   **Employee's Acknowledgment.** The Employee acknowledges that he has read and understands the foregoing and that Klondike Star has advised him that this Agreement may alter and supersede the Employee's rights at common law. The Employee specifically acknowledges that Klondike Star has advised him to seek independent legal advice prior to executing this Agreement.

27.   **Transmission by Facsimile.** The parties hereto agree that this Agreement or amendments thereto may be transmitted by facsimile or such similar device and that the reproduction of signatures by facsimile or such similar device will be treated as binding as if originals and each party hereto undertakes to provide each and every other party hereto with a copy of the Agreement and amendments bearing original signatures forthwith upon demand.

IN WITNESS WHEREOF, the parties have duly executed this Employment Agreement this _17_ day of _OCTOBER_____, 2006.

SIGNED, SEALED AND DELIVERED
in the presence of   )
)
)
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_____)   
Witness   Hans Boge, P.Eng.

KLONDIKE STAR MINERAL CORPORATION



Per: _____
        Assistant Corporate Secretary as duly
        Authorized by the Board of Directors